UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             URANIUM RESOURCES, INC.
                                (Name of issuer)

                     Common Stock, $.001 par value per share
                         (Title of class of securities)

                                   916901309
                                 (CUSIP NUMBER)



                                   May 5, 1997
             (Date of Event which requires filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               (_) Rule 13d-1 (b)
                               (X) Rule 13d-1 (c)
                               (_) Rule 13d-1 (d)

                                                WITH COPIES TO:
TIMOTHY J. SCHMIT, ESQ.                         MAUREEN BRUNDAGE, ESQ.
NEWMONT GOLD COMPANY                            WHITE & CASE
1700 LINCOLN STREET                             1155 AVENUE OF THE AMERICAS
DENVER, CO 80203                                NEW YORK, NY 10036
303-863-7414                                    212-819-8200
------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


---------------------------------          ------------------------------------
CUSIP No. 916901309                  13G             Page 2 of 11 Pages
---------------------------------          ------------------------------------


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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Newmont Mining Corporation
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) (_)
                                                                       (b) (_)
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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
---------------------------- ------ -------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY                        *
OWNED BY                     --------------------------------------------------
EACH                         6      SHARED VOTING POWER
REPORTING
PERSON WITH                  --------------------------------------------------
                             7      SOLE DISPOSITIVE POWER
                                    *
                             --------------------------------------------------
                             8      SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (_)
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) *
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON CO
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* Newmont Mining  Corporation  may be deemed to be the  beneficial  owner of the shares of Uranium Resources, Inc. common stock reported herein through its indirect ownership of shares of common stock of Santa Fe Pacific Gold Corporation. Such shares of Uranium Resources, Inc. are not included above so as to avoid double counting.

---------------------------------         -------------------------------------
CUSIP No. 916901309                 13G            Page 3 of 11 Pages
---------------------------------         -------------------------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Newmont Gold Company
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) (_)
                                                                       (b) (_)
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY                        *
OWNED BY                     --------------------------------------------------
EACH                         6      SHARED VOTING POWER
REPORTING
PERSON WITH                  --------------------------------------------------
                             7      SOLE DISPOSITIVE POWER
                                    *
                             --------------------------------------------------
                             8      SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (_)
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) *
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON CO
-------------------------------------------------------------------------------
* Newmont Gold Company may be deemed to be the beneficial owner of the shares of Uranium Resources, Inc. common stock reported herein through its ownership of shares of common stock of Santa Fe Pacific Gold Corporation. Such shares of Uranium Resources, Inc. are not included above so as to avoid double counting.

---------------------------------       ---------------------------------------
CUSIP No. 916901309                13G           Page 4 of 11 Pages
---------------------------------       ---------------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Santa Fe Pacific Gold Corporation
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) (_)
                                                              (b) (_)
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
 ----------------------------- ------ -----------------------------------------
 NUMBER OF SHARES                5    SOLE VOTING POWER
 BENEFICIALLY                         1,200,000
 OWNED BY                      ------ -----------------------------------------
 EACH REPORTING                  6    SHARED VOTING POWER
 PERSON WITH
                               ------ -----------------------------------------
                                 7    SOLE DISPOSITIVE POWER
                                      1,200,000
                               ------ -----------------------------------------
                                 8    SHARED DISPOSITIVE POWER

-------- ----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,200,000
-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                     (_)
-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.97%
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON
         CO
-------- ----------------------------------------------------------------------


ITEM 1(A).    NAME OF ISSUER:

          Uranium  Resources  Services,   Inc.,  a  Delaware   corporation  (the
"Issuer").

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          The Issuer has its principal executive offices at 12750 Merit Drive, Suite 1020, Dallas, Texas 75251.

ITEM 2(A).    NAME OF PERSON FILING:

          This statement is filed on behalf of Newmont Mining Corporation ("NMC"), Newmont Gold Company ("NGC") and Santa Fe Pacific Gold Corporation ("SFPGC").

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          The principal place of business of each of NMC, NGC and SFPGC is 1700 Lincoln Street, Denver, CO 80203.

ITEM 2(C).    CITIZENSHIP:

          The place of organization of each of NMC, NGC and SFPGC is the State of Delaware.

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

          The title of the securities is common stock, $.001 par value (the "Common Stock").

ITEM 2(E).    CUSIP NUMBER:

          The CUSIP number of the Common Stock is 916901309.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              (a) (_)  Broker or dealer registered under section 15 of the Act;

              (b) (_)  Bank as defined in section 3(a)(6) of the Act;

              (c) (_) Insurance Company as defined in section 3(a)(19) of the Act;

              (d) (_) Investment Company registered under section 8 of the Investment Company Act of 1940;

              (e) (_)  An investment  adviser in  accordance  with Rule 13d-1
                       (b)(1)(ii)(E);

              (f) (_) An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

              (g) (_) A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

              (h) (_) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

              (i) (_) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

              (j) (_)  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

              If this statement is filed pursuant to Rule 13d-1 (c), check this box. (X)

ITEM 4.       OWNERSHIP.

              (A)    AMOUNT BENEFICIALLY OWNED:

                    SFPGC  beneficially  owns the number of shares of the Common
               Stock set forth in item 9 on the applicable cover page (the "Shares"). As a result of NGC's ownership of SFPGC, NGC may also be deemed the beneficial owner of such Shares. As a result of NMC's ownership of NGC, NMC may also be deemed the beneficial owner of such Shares.

              (B)    PERCENT OF CLASS:

                    SFPGC  owns the  percentage  of the  outstanding  shares  of
               Common Stock as set forth in item 11 on the applicable cover page, which is based upon the number of outstanding shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-K for the year ended December 31, 1997. As a result of NGC's ownership of SFPGC, NGC may also be deemed the beneficial owner of such percentage of the outstanding shares of Common Stock. As a result of NMC's ownership of NGC, NMC may also be deemed to be the beneficial owner of such percentage of the outstanding Shares of Common Stock.

               (C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                     (I)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                         SFPGC has the sole  power to vote or to direct the vote
                    of the Shares. As a result of NGC's ownership of SFPGC, NGC may also be deemed to have such power to vote or to direct the vote of the Shares. As a result of NMC's ownership of NGC, NMC may also be deemed to have such power to vote or to direct the vote of the Shares.

                     (II)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                            None.

                     (III)  SOLE  POWER  TO  DISPOSE  OR  TO  DIRECT  THE
                            DISPOSITION OF:

                         SFPGC has the sole  power to  dispose  or to direct the
                    disposition of the Shares. As a result of NGC's ownership of SFPGC, NGC may also be deemed to have such power to dispose or to direct the disposition of the Shares. As a result of NMC's ownership of NGC, NMC may also be deemed to have such power to dispose or to direct the disposition of the Shares.

                      (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                            None.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual directors or executive officers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individual is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 1998


                                   NEWMONT MINING CORPORATION



                                   By: /s/Joy E. Hansen
                                      ------------------------------------
                                   Name:  Joy E. Hansen
                                   Title: Vice President & General Counsel

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 1998



                                   NEWMONT GOLD COMPANY



                                   By: /s/Joy E. Hansen
                                      ------------------------------------
                                   Name:  Joy E. Hansen
                                   Title: Vice President & General Counsel

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 1998



                                   SANTA FE PACIFIC GOLD CORPORATION



                                   By: /s/Linda K. Wheeler
                                      ------------------------------
                                   Name:  Linda K. Wheeler
                                   Title: Controller